April 27, 2009

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Grzeskiewicz:

Nuveen Pennsylvania Municipal Value Fund

333-157056

811-22273

This letter responds to the comment you verbally conveyed to me on April 27, 2009, regarding pre-effective amendment no. 1 to the registration statement on Form N-2 of Nuveen Pennsylvania Municipal Value Fund (the “Fund”). For convenience, your comment is repeated below, with a response immediately following.

1. Comment: Please inform the staff whether the Fund will hold inverse floating rate securities that have recourse against the Fund and, if so, whether the Fund (i) intends to segregate the assets in accordance with IC-10666 or alternatively (ii) will treat those securities as being subject to the 300% asset coverage test for senior securities which represent indebtedness as contained in Section 18(a) of the Investment Company Act of 1940.

Response: The Fund may hold inverse floating rate securities that have standby recourse against the Fund. If so, the Fund will maintain a segregated account with its custodian in accordance with IC-10666 and subsequent SEC staff positions relating to the release in an amount sufficient to cover the Fund’s obligations with respect to standby recourse obligations under those inverse floating rate securities. If for any reason the Fund were not to maintain such an account or if the Fund’s segregation of assets were not to render that standby recourse obligation as a non-senior security under IC-10666, the Fund would treat that standby recourse obligation as being subject to the 300% asset coverage test for senior securities which represent indebtedness as contained in Section 18(a) of the Investment Company Act of 1940.

April 27, 2009

We believe that this information responds to your comment. If you should require additional information, please call me at 202.778.9252 or Dave Glatz at 312.807.4295.

Very truly yours,

/s/ Stacy Winick

Stacy Winick

Enclosures

Copies (w/encl.) to	Kevin J. McCarthy
Mark L. Winget
Leonard B. Mackey, Jr.